SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Bowlero Corp.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

10258P 102

(CUSIP Number)

Thomas F. Shannon

c/o Bowlero Corp.

7313 Bell Creek Road

Mechanicsville, Virginia 23111

(804) 417-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10258P 102

1.	Names of Reporting Persons. Thomas F. Shannon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,641,062

	8.	Shared Voting Power 74,112,272

	9.	Sole Dispositive Power 21,641,062

	10.	Shared Dispositive Power 74,112,272

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,112,272

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 10258P 102

1.	Names of Reporting Persons. Cobalt Recreation LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 52,471,210

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,471,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,471,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10258P 102

1.	Names of Reporting Persons. The Cobalt Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 52,471,210

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 52,471,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,471,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.9%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, $0.0001 par value per share (“Class A Common Shares”), of Bowlero Corp., a Delaware corporation (the “Issuer”), which has its principal executive offices at 7313 Bell Creek Road, Mechanicsville, Virginia 23111.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed by Thomas F. Shannon, Cobalt Recreation LLC, and The Cobalt Group LLC (collectively, the “Reporting Persons,” and each a “Reporting Person”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)    The address of the principal business office of each of the Reporting Persons is c/o Bowlero Corp., 7313 Bell Creek Road, Mechanicsville, Virginia 23111.

(c)    Mr. Shannon is the Chief Executive Officer and a director of the Issuer. Cobalt Recreation LLC is Mr. Shannon’s investment vehicle. The Cobalt Group LLC is the managing member of Cobalt Recreation LLC.

(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Shannon is a citizen of the United States of America. Cobalt Recreation LLC and the Cobalt Group LLC are Delaware limited liability companies.

Item 3.	Source and Amount of Funds or Other Consideration

On December 15, 2021 (the “Closing Date”), Isos Acquisition Corporation, a Cayman Islands exempted Company, “Isos”) consummated its previously announced acquisition of Bowlero Corp., a Delaware corporation (“Old Bowlero”), pursuant to the business combination agreement, dated as of July 1, 2021, as amended (the “Business Combination Agreement”), between Old Bowlero and Isos (as defined below). In connection with the consummation of the transactions contemplated by the Business Combination Agreement, Isos was redomiciled as a Delaware corporation and Old Bowlero was merged with and into Isos, with Isos surviving the merger (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, “Isos Acquisition Corporation” was renamed “Bowlero Corp.”.

In connection with the consummation of the Business Combination, an aggregate of 124,267,096 shares of Class A Common Stock and the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock,” and together with Class A Common Stock, the “Common Stock”) were issued to the stockholders of Old Bowlero (the “Merger Consideration Shares”), resulting in the former stockholders of Old Bowlero owning approximately 75.1% of Bowlero immediately following the Business Combination. Cobalt Recreation LLC received 52,471,210 shares of Class B Common Stock, and Mr. Shannon received 4,417,180 shares of Class B Common Stock, 9,802,412 restricted stock units (“RSUs”), and stock options exercisable for 15,801,069 shares of Class B Common Stock (consisting of 3,563,684 stock options with an exercise price of $4.13 and 12,237,385 stock options with an exercise price of $7.92) in exchange for equity of Old Bowlero in connection with the Business Combination. 50% of the RSUs will vest if the closing share price of the Class A Common Stock equals or exceeds $15.00 per share for any 10 trading days within any consecutive 20-trading day period on or prior to the 5-year anniversary of the closing date of the Business Combination, and 50% of the RSUs will vest if the closing share price of the Class A Common Stock equals or exceeds $17.50 per share for any 10 trading days within any consecutive 20-trading day period on or prior to the 5-year anniversary of the closing date of the Business Combination, and will otherwise be forfeited on the 5-year anniversary of the closing of the Business Combination. The RSUs are not included in the Reporting Persons’ beneficial ownership reported on this Schedule 13D. Class B Common Stock ranks pari passu with Class A Common Stock in all respects, except that it is entitled to super voting rights of ten (10) votes per share. Holders of Class B Common Stock have the right to convert their shares of Class B Common Stock into shares of Class A Common Stock, on a one-to-one basis, at their option.

Item 4.	Purpose of Transaction

In connection with the Merger, the Reporting Persons acquired the securities reported on this Schedule 13D pursuant to the Business Combination Agreement. The information contained in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference. The Reporting Persons may, from time to time, purchase or sell securities of the Company as appropriate for his personal circumstances.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 107,066,942 outstanding shares of Class A Common Stock, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2021.

(b)   The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Cobalt Recreation LLC holds 52,471,210 shares of Class B Common Stock, Mr. Shannon holds 5,839,993 shares of Class B Common Stock and stock options exercisable for 15,801,069 shares of Class B Common Stock. The Cobalt Group LLC is the managing member of Cobalt Recreation LLC and Mr. Shannon is the managing member of The Cobalt Group LLC and assumes the conversion of all of the shares of Class B Common Stock beneficially owned by the Reporting Persons to shares of Class A Common Stock.

(c)   The information included in Item 3 of this Schedule 13D is incorporated herein by reference. In addition, on December 15, 2021, Mr. Shannon was granted 1,422,813 shares of Class B Common Stock, and the following stock options to acquire shares of Class B Common Stock:

Shares underlying stock options	Exercise Price	Vesting
482,784	$10	Vested
1,356,250	$10	The stock options will vest and become exercisable in one-third installments on the first, second and third anniversaries of December 15, 2021
1,356,250	$12	The stock options will vest and become exercisable in one-third installments on the second, third and fourth anniversaries of December 15, 2021
1,356,250	$14	The stock options will vest and become exercisable in one-third installments on the third, fourth and fifth anniversaries of December 15, 2021
1,356,250	$16	The stock options will vest and become exercisable in one-third installments on the fourth, fifth and sixth anniversaries of December 15, 2021
1,356,250	$18	The stock options will vest and become exercisable in one-third installments on the fifth, sixth and seventh anniversaries of December 15, 2021

(d)   No person other than the Reporting Persons disclosed in this Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

The Reporting Persons are party to a lock-up agreement with the Company (the “Lock-Up Agreement”), pursuant to which the securities of the Company will be subject to transfer restrictions until the earlier of: (i) the 180 day anniversary of the closing of the Business Combination (the “Closing”), (ii) the date on which the closing price of the Company’s Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period following the Closing; provided that if such condition is satisfied prior to the 90 day anniversary of the Closing, such condition shall only be deemed to be satisfied on the 90 day anniversary of the Closing, and (iii) the date on which the Company consummates a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction after the Closing which results in all of Isos’s stockholders having the right to exchange their shares of common stock of the Company for cash, securities or other property. The foregoing description of the Lock-Up Agreement is a summary and is qualified in its entirety by the full text of the Lock-Up Agreement, a form of which is attached as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

The Reporting Persons are parties to a registration rights agreement (the “Registration Rights Agreement”) with the Company. Subject to several exceptions, including the Company’s right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Registration Rights Holders may require that the Company register for public resale under the Securities Act all shares of Class A Common Stock that they request to be registered at any time, subject to the restrictions in the Lock-Up Agreements, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $50.0 million.

All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by the Company.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a form of which is attached as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Stockholders Agreement

The Reporting Persons are party to a Stockholders Agreement (the “Stockholders Agreement”) with the Company and certain other stockholders. Pursuant to the terms of the Stockholders Agreement, each of Cobalt Recreation LLC and the other stockholder party have the right to designate nominees for election to the Board following the Business Combination at any meeting of its stockholders. The number of nominees the stockholders will be entitled to nominate pursuant to the Stockholders Agreement is dependent on their respective beneficial ownership of Class A Common Stock and Class B Common Stock. For so long as Cobalt Recreation LLC and its affiliates own (i) 15% or more of the combined Class A Common Stock and Class B Common Stock, Cobalt Recreation LLC will be entitled to designate three directors to the Board and (ii) less than 15% but at least 5%, Cobalt Recreation LLC will be entitled to designate one director to the Board. The description of the Stockholders Agreement is a summary and is qualified in its entirety by the Stockholders Agreement, which is filed as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.

Indemnification Agreements

Mr. Shannon is party to an indemnification agreements with the Company which provides for indemnification and advancements by the Company of certain expenses and costs relating to claims, suits or proceedings arising from the Mr. Shannon’s service to the Company. The foregoing description of the indemnification agreement does not purport to be complete and is qualified in its entirety by the full text of the indemnification agreements, a form of which is attached as Exhibit 7 to this Schedule 13D and is incorporated herein by reference.

Employment Agreement

Mr. Shannon’s is party to an employment agreement with the Company which provides for his employment as President and Chief Executive Officer and his service as a member of the board of directors of the Company (initially, as Chairman). The initial term of his current employment agreement is scheduled to expire on the third anniversary of the effective date, subject to automatic renewal for successive one-year periods unless either party provides at least three months’ notice of non-renewal. The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by the full text of the Employment Agreement, a form of which is attached as Exhibit 8 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Exhibit 2 Business Combination Agreement, dated as of July 1, 2021, by and between Isos Acquisition Corporation and Bowlero Corp. (incorporated by reference to Exhibit 2.1 to Isos Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on July 1, 2021)

Exhibit 3 Amendment No. 1 to Business Combination Agreement, dated as of November 1, 2021, by and between Isos Acquisition Corporation and Bowlero Corp. (incorporated by reference to Exhibit 2.2 to Isos Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on November 1, 2021).

Exhibit 4 Lock-Up Agreement, dated as of July 1, 2021, by and among Isos Acquisition Corporation, Bowlero Corp. and A-B Parent LLC (incorporated by reference to Exhibit 10.6 to Isos Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on July 1, 2021)

Exhibit 5 Amended and Restated Registration Rights Agreement, dated as of July 1, 2021, by and among Isos Acquisition Corporation, A-B Parent LLC and certain security holders of Bowlero Corp. (incorporated by reference to Exhibit 10.7 to Isos Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on July 1, 2021)

Exhibit 6 Stockholders Agreement, by and among Isos Acquisition Corporation, A-B Parent, LLC, Cobalt Recreation LLC, Thomas F. Shannon and Atairos Group, Inc., dated as of July 1, 2021 (incorporated by reference to Exhibit 10.8 to the Isos Acquisition Corporation’s Registration Statement on Form S-4 filed with the SEC on July 22, 2021)

Exhibit 7 Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 21, 2021)

Exhibit 8 Employment Agreement, dated as of December 15, 2021, by and between the Company and Mr. Shannon (incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed on December 21, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2021

/s/ Thomas F. Shannon
THOMAS F. SHANNON

COBALT RECREATION LLC

By:	/s/ Thomas F. Shannon
	Name:	Thomas F. Shannon
	Title:	Managing Member

THE COBALT GROUP LLC

By:	/s/ Thomas F. Shannon
	Name:	Thomas F. Shannon
	Title:	Managing Member